EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 21st day of February, 2025 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Chautauqua Global Growth Fund, Baird Chautauqua International Growth Fund, Baird Equity Opportunity Fund, Baird Mid Cap Growth Fund, and Baird Small/Mid Cap Growth Fund (collectively, the “Funds”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Funds and the Advisor and/or assume expenses for the Funds to the extent necessary to ensure that the Funds’ total operating expenses, including the fees and expenses incurred by the Funds in connection with the Funds’ investments in other investment companies (to the extent, in the aggregate, such fees and expenses on an annual basis exceed 0.0049% of the Fund’s average daily net assets) and interest expense, but excluding taxes, brokerage commissions and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Funds’ Institutional Class and Investor Class shares:

	Institutional Class	Investor Class

Baird Chautauqua Global Growth Fund	0.80%	1.05%
Baird Chautauqua International Growth Fund	0.80%	1.05%
Baird Equity Opportunity Fund	1.25%	1.50%
Baird Mid Cap Growth Fund	0.85%	1.10%
Baird Small/Mid Cap Growth Fund	0.85%	1.10%

The Advisor shall be entitled to recoup such amounts from the Funds for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for the Funds, provided that the aggregate amount actually paid by the Funds toward the operating expenses in any month (taking into account the recoupment) will not cause the Funds to exceed the lesser of: (1) the expense cap in place at the time of the advisory fee waiver and/or expense reimbursement; or (2) the expense cap in place at the time of the recoupment.

This Agreement shall continue in effect through April 30, 2026. Thereafter this Agreement shall automatically continue for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

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ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Angela Sell
Angela Sell, Baird Equity Asset Management
Director of Business Operations

BAIRD FUNDS, INC. (on behalf of each of the Baird Chautauqua Global Growth Fund, Baird Chautauqua International Growth Fund, Baird Equity Opportunity Fund, Baird Mid Cap Growth Fund, and Baird Small/Mid Cap Growth)

By:	/s/ Peter Hammond
Peter Hammond, Vice President